Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 26
DATED JULY 20, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 26 to you in order to supplement our prospectus. This supplement updates information in the "Investment Objectives and Policies", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 26 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 25 dated July 8, 2004, Supplement No. 24 dated June 25, 2004, and Supplement No. 23 dated June 15, 2004, (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and June 10, 2004), and must be read in conjunction with our prospectus.

Investment Objectives and Policies

Borrowing

The discussion under this section, which starts on page 91 of our prospectus, is modified and supplemented by the following information regarding our borrowing policies:

Our board of directors amended our borrowing policy to permit management to obtain unsecured general financing facilities up to $150,000,000 requiring a deposit not to exceed 3% of the facility amounts. These facilities are used by the Company to secure financing on pending acquisitions.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Tollgate Marketplace, Bel Air, Maryland

On July 19, 2004, we entered into a joint venture agreement with the current owners of an existing shopping center known as Tollgate Marketplace, containing 393,396 gross leasable square feet. The center is located at Route 24 and Route 1, in Bel Air, Maryland.

We entered into a joint venture agreement with the current owners of this property, who are unaffiliated third parties. We made a capital contribution in the amount of $72,100,000 to this joint venture and received an equity interest representing majority ownership and operating control of this joint venture.

We made our capital contribution to the joint venture with our own funds. However, we expect to place financing on the property at a later date. Through additional joint ventures, the joint venture partners may acquire additional properties, which would be managed by our joint venture partner.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Giant Food and Jo Ann Fabrics, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Giant Food	40,400	10	4.36	11/79	10/09

Jo Ann Fabrics	46,000	12	11.00	06/98	06/08

For federal income tax purposes, the depreciable basis in this property will be approximately $54,225,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Tollgate Marketplace was built in 1979 and renovated in 1994. As of July 1, 2004, this property was 100% occupied, with a total 393,396 square feet leased to 34 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

T.J. Maxx	27,769	03/05	242,978	8.75
Sylvan Learning Center	3,900	06/05	75,335	19.32
AT & T Wireless	2,000	09/05	63,999	32.00
Carvel Ice Cream	1,250	10/05	31,250	25.00
Foto Image 1 Hour	1,660	11/05	36,519	22.00
Outback Steakhouse	6,200	12/05	77,000	12.42
Factory Card Outlet	11,500	12/05	149,500	13.00
Dubinclipped	1,230	06/06	33,495	27.23
Rockway Bedding	3,200	08/06	74,400	23.25
Starbucks Coffee	1,200	10/06	33,732	28.11
Hollywood Tanning System	3,000	03/07	89,115	29.71
Only Nails	1,230	06/07	39,147	31.83
Standard Carpet	3,500	07/07	90,125	25.75
Rack Room Shoes	6,980	11/07	127,385	18.25
JoAnn Fabrics	46,000	01/09	506,000	11.00
Red Lobster	8,355	01/09	88,563	10.60
Giant Food	40,400	10/09	176,341	4.36
Boston Markets	5,200	12/09	95,000	18.27
Staples	20,285	12/09	303,260	14.95
Toys R Us	30,000	11/10	137,499	4.58
TGI Fridays	7,041	12/10	151,381	21.50
Petco	12,000	01/11	222,000	18.50
The Men's Wearhouse	6,906	02/11	151,932	22.00
Pier 1 Imports	9,920	02/11	200,681	20.23
Joo Dry Cleaners	1,500	03/11	31,827	21.22
Sakura	5,380	06/11	114,648	21.31
Barnes & Noble Superstores	23,115	01/12	369,840	16.00
Michaels	35,000	01/12	349,999	10.00
Baja Fresh	3,000	04/12	84,000	28.00
First Union Bank	6,050	10/12	138,000	22.81
Bassett Furniture	14,135	12/13	169,761	12.01
Tollgate Liquors	4,292	05/14	51,375	11.97
Pizzeria Uno's	6,360	11/14	77,020	12.11
Circuit City	33,838	11/15	390,828	11.55

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Dorman Center (Phase II), Spartanburg, South Carolina

On July 16, 2004, we purchased the second phase of Dorman Center, containing an additional 37,200 gross leasable square feet. The center is located at Blackstock Road and W.L. Ezell Road, in Spartanburg, South Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $6,700,000 for Phase II. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $180 per square foot of leasable space for Phase II.

We purchased this second phase with our own funds. However, we expect to place financing on the phase at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Shoe Carnival, leases more than 10% of the total gross leasable area of the Phase II property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Shoe Carnival	12,000	32	13.00	03/04	03/14

For federal income tax purposes, the total depreciable basis for this phase will be approximately $5,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Dorman Center (Phase II) was newly constructed in 2004. This second phase is currently in a leasing up phase and certain tenants have executed leases for retail space within the shopping center. As of July 1, 2004, this second phase was 78% leased to nine tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

American Cash Advance	1,400	04/07	1/3 yr.	24,500	17.50
Cingular Wireless *	1,600	05/07	2/3 yr.	28,000	17.50
Aim Mail Center *	1,600	06/07	2/3 yr.	28,000	17.50
Sally Beauty Supply	1,400	04/09	2/5 yr.	25,200	18.00
Cost Cutters	1,400	05/09	1/5 yr.	25,900	18.50
American's Home Place	3,500	06/09	2/3 yr.	57,225	16.35
America's Best *	3,000	09/09	1/5 yr.	46,500	15.50
Italian Pie *	3,200	07/14	2/5 yr.	52,800	16.50
Shoe Carnival	12,000	03/14	2/5 yr.	156,000	13.00

* Lease had not commenced as of July 1, 2004

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Cranberry Square, Cranberry Township, Pennsylvania

On July 14, 2004, we purchased an existing shopping center known as Cranberry Square, containing 195,566 gross leasable square feet. The center is located on U.S. Route 19 in Cranberry Township, Pennsylvania.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $20,220,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $103 per square foot of leasable space.

We purchased this property with our own funds. On July 16, 2004, we obtained financing for this property in the amount of $10,900,000. The loan requires interest only payments at an annual rate of 4.975% and matures August 2009.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

All five tenants, Barnes & Noble, Dick's Sporting Goods, Best Buy, Office Max and Toys R Us, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Barnes & Noble	25,200	13	12.50	11/96	11/11

Dick's Sporting Goods	50,000	26	10.25	02/97	02/12

Best Buy	37,050	19	12.25	11/02	01/13

OfficeMax	23,380	12	10.60	10/96	09/11

Toys "R" Us	45,000	23	3.78	11/96	01/12

For federal income tax purposes, the depreciable basis in this property will be approximately $15,165,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cranberry Square was built in 1996. As of July 1, 2004, this property was 92% occupied, with a total 180,630 square feet leased to five tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
OfficeMax	23,380	09/11	247,828	10.60
Barnes & Noble	25,200	11/11	315,000	12.50
Toys "R" Us	45,000	01/12	170,100	3.78
Dick's Sporting Goods	50,000	02/12	512,500	10.25
Best Buy	37,050	01/13	453,863	12.25

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Wilshire Plaza III, Kansas City, Missouri

On July 13, 2004, we funded $5,750,000 which represents a portion of the purchase price of a shopping center under construction to be known as Wilshire Plaza III to contain 88,248 gross leasable square feet. The center is located at I-35 and Highway 152 in Kansas City, Missouri.

We are purchasing this property from an unaffiliated third party. Our total acquisition cost will be approximately $9,850,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost will be approximately $112 per square foot of leasable space.

In accordance with the terms of the lease agreement with Kohl's, we will reimburse them for the construction of their retail building in two installments. We will receive a 7% return on the original amount funded of $5,750,000 and construction advances to Kohl's until such time as Kohl's lease commences.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Kohl's, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kohl's	88,248	100	8.37	11/04	01/24

For federal income tax purposes, the depreciable basis in this property will be approximately $7,387,500. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Wal-Mart Supercenter, Jonesboro, Arkansas

We anticipate purchasing an existing freestanding retail center known as Wal-Mart Supercenter, containing 149,704 gross leasable square feet. The center is located at 1911 West Parker Road in Jonesboro, Arkansas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $11,070,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $74 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Wal-Mart Supercenter, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wal-Mart Supercenter	149,704	100	5.40	10/97	10/17

For federal income tax purposes, the depreciable basis in this property will be approximately $8,300,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Academy Sports & Outdoors, Houma, Louisiana

We anticipate purchasing a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 60,001 gross leasable square feet. The center is located at 1777 Martin Luther King Boulevard in Houma, Louisiana.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $5,250,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $88 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per
Lessee	(Sq. Ft.)	GLA	Annum ($)	Lease	Term

Academy Sports & Outdoors	60,001	100	7.00	06/04	05/24

For federal income tax purposes, the depreciable basis in this property will be approximately $3,937,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Wrangler Company , Western Headquarters and Distribution Facility, El Paso, Texas

We anticipate purchasing an existing freestanding office and distribution center leased to Wrangler Company, containing 316,800 gross leasable square feet. The center is located at 12173 Rojas Drive in El Paso, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $18,477,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $58 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Wrangler Company, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wrangler Company	316,800	100	4.75	11/93	11/13

For federal income tax purposes, the depreciable basis in this property will be approximately $13,858,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Winchester Commons, Memphis, Tennessee

We anticipate purchasing an existing shopping center known as Winchester Commons, containing 93,024 gross leasable square feet. The center is located on 7956 Winchester Road, in Memphis, Tennessee.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $13,073,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $141 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Kroger, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kroger	59,670	64	8.24	05/99	04/19

For federal income tax purposes, the depreciable basis in this property will be approximately $9,805,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Winchester Commons was built in 1999. As of July 1, 2004, this property was 100% occupied, with a total 93,024 square feet leased to sixteen tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

For Your Eyes Only	2,220	05/04	45,443	20.47
Fantastic Sam's	1,600	06/04	28,000	17.50
Giant TV	1,600	09/04	27,200	17.00
The Steak Escape	1,600	01/05	26,400	16.50
Shirley's Hallmark	4,400	02/05	52.800	12.00
The Wine Cellar	4,000	03/06	66,000	16.50
Opportunity Mortgage (A+ Wireless)	1,534	07/06	26,078	17.00
China Dragon Restaurant	2,400	10/06	39,600	16.50
Dental Partners of Tennessee	2,000	01/07	35,500	17.75
Sunsations	1,600	07/07	27.200	17.00
Greg Pickett Golf	1,600	01/09	27,712	17.32
The UPS Store	2,000	01/09	34,000	17.00
Southwinds Cleaners	1,600	01/09	27,200	17.00
Nextel Communications	1,600	06/09	33,600	21.00
East End Grill	3,600	07/09	59,400	16.50
Kroger	59,670	04/19	491,681	8.24

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of July 16, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	91,771,807	917,642,617	95,807,121	821,835,496

Shares sold pursuant to our distribution reinvestment program	992,862	9,432,194	-	9,432,194

	92,784,669	927,274,811	95,807,121	831,467,690

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.